UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    302043104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [X]       Rule 13d-1(b)
                      [ ]       Rule 13d-1(c)
                      [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 7 pages

------------------                                             -----------------
CUSIP No.302043104                                             Page 2 of 7 Pages
------------------                                             -----------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              THE BESSEMER GROUP, INCORPORATED*
              13-3093730
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [X]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              -0-
            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          2,064,046 shs.
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           -0-
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              2,064,046 shs.
---------------------------------- ---------- ----------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,064,046 shs.
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.24%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              HC
------------- ------------------------------------------------------------------
*The shares reported on this page include the shares reported on page 3, as The Bessemer Group, Incorporated is the parent of the other reporting persons.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 2 of 7 pages

------------------                                             -----------------
CUSIP No.302043104                                             Page 3 of 7 Pages
------------------                                             -----------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BESSEMER TRUST COMPANY OF FLORIDA
              59-6067333
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              2,014,046 shs.
            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0- shs.
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           2,014,046 shs.
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0- shs.
------------- ------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,014,046 shs.
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.04%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              BK
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 7 pages

------------------                                             -----------------
CUSIP No.302043104                                             Page 4 of 7 Pages
------------------                                             -----------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BESSEMER TRUST COMPANY
              22-0770670
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [X]
                                                               (b)  [ ]

------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
---------------------------------- ---------- ----------------------------------
                                       5      SOLE VOTING POWER

                                              50,000 shs.
            NUMBER OF
                                   ---------- ----------------------------------
             SHARES                    6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                          -0- shs.
                                   ---------- ----------------------------------
              EACH                     7      SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                           50,000 shs.
                                   ---------- ----------------------------------
              WITH                     8      SHARED DISPOSITIVE POWER

                                              -0- shs.
---------------------------------- ---------- ----------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              50,000 shs.
------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

------------- ------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0.2%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

              BK
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 4 of 7 pages

Item 1.

(a) Name of Issuer:

         EXFO Electro-Optical Engineering Inc.

(b) Address of Issuer's Principal Executive Offices:

         465 Godin Avenue
         Vanier, Quebec, Canada G1M 3G7


Item 2.

(a), (b) and (c) Name of Persons Filing, Address of Principal Business
                 Office and Citizenship:

         The Bessemer Group, Incorporated ("BGI") as a parent holding company and Bessemer Trust Company of Florida ("BTF") and Bessemer Trust Company ("BTC") as a group. The filing of this statement by BTF and BTC as part of a group does not constitute an admission that any of BTF and BTC controls any of the other reporting persons. BTF and BTC are wholly-owned by BGI.

         BTF and BTC are trust companies that manage accounts for the benefit of others. The holders of the securities referred to in this statement are trusts for the benefit of clients of BTF and BTC, of which BTF is a trustee or co-trustee and accounts managed by BTF and BTC.

         BGI and BTC each has its principal business office at 100 Woodbridge Center Drive, Woodbridge, New Jersey 07095-0980. BTF has its principal office at 222 Royal Palm Way, Palm Beach, Florida 33480-4394.

         BGI is a corporation organized under the laws of Delaware. BTF is a trust company organized under the laws of Florida. BTC is a bank organized under the laws of New Jersey.

(d) Title of Class of Securities:

         Subordinate Voting Shares

(e) CUSIP Number:

         302043104




                               Page 5 of 7 pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) through (f), (h) and (i) not applicable.

                  (g) [X] Parent holding company or control person, in
                          accordance with Rule 13d-1(b)(1)(ii)(G), as to BGI.

                  (j) [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J), as to BTF and BTC.

Item 4.  Ownership

         Items 5 through 9 and Item 11 of Pages 2 through 4 of this Statement are incorporated herein by reference.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Items 1 and 12 of pages 3 and 4 of this Statement are incorporated herein by reference.


Item 8.  Identification and Classification of Members of the Group

         BTC and BTF are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended.


Item 9.  Notice of Dissolution of Group

         Not applicable.




                               Page 6 of 7 pages

Item 10.  Certification

         By signing below, the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 11.  Signatures

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2003


                                       THE BESSEMER GROUP, INCORPORATED


                                       By:       /s/ Richard R. Davis
                                          -------------------------------------
                                          Name:      Richard R. Davis,
                                          Title:     Managing Director



                                       BESSEMER TRUST COMPANY OF FLORIDA


                                       By:       /s/ Richard R. Davis
                                          -------------------------------------
                                          Name:      Richard R. Davis,
                                          Title:     Managing Director





                               Page 7 of 7 pages